Exhibit (a)(7)(C)


                                                                    NEWS RELEASE


                                                           FOR IMMEDIATE RELEASE

                                               For further information, contact:
                                   R. Fredric Zullinger, Chief Financial Officer
                                                        Telephone (717) 730-6306



                         CONSUMERS FINANCIAL CORPORATION
                        COMPLETES TENDER OFFER TO ACQUIRE
                    ALL OF ITS 8 1/2% PREFERRED STOCK, SERIES A



     CAMP HILL, PA (AUGUST 23, 2002) -- Consumers Financial Corporation (the Company) announced today that it has completed a tender offer to the holders of its 452,614 outstanding shares of preferred stock. Pursuant to the offer, the preferred shareholders were given the opportunity to exchange their shares for cash in the amount of $4.40 per share.

     Based on the count determined by StockTrans, Inc., the information agent for the offer, 377,288 shares of preferred stock, or 83.4% of the total shares outstanding, were properly tendered and not withdrawn. The 75,326 shares of preferred stock which were not tendered will remain outstanding with all of their current rights and preferences.

     Settlement for the tendered shares took place today. Accordingly, checks were issued today to all record holders who elected to tender their shares, and funds were also transferred to Depository Trust Corporation for all beneficial holders who tendered their shares. In addition to receiving the $4.40 per share tender offer price, tendering shareholders also received a prorata dividend on their shares for the period from July 1, 2002 through August 23, 2002.


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